Swire Pacific

Swire Pacific Limited
35/F, Two Pacific Place,
88 Queensway, Hong Kong.
Facsimile: ~~2843 4876~~ - 28455445

Our Ref: CSA/PAC1/24

6th March 2003

MAR 10 AM 7:21

BY DHL

03007240

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we enclose the following documents:

(a) Announcement Form.

(b) Press Release.

(c) Text of the highlights announcement which will be advertised as follows:

Financial Times	07/03/2003
The Economist (Global Edition)	15/03/2003
Asian Wall Street Journal	07/03/2003

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

Yours faithfully,
For SWIRE PACIFIC LIMITED

Margaret Yu
Company Secretary

MY/ry
Encl.
Pac/PAC1-23 SEHK/letter/sehk-ny
c.c. Eugenia Lee (BONY HK)
Anita Sung (BONY-NY)

To : The Listing Division of The Stock Exchange of Hong Kong Limited
The E-Business and Information Services of The Stock Exchange of Hong Kong Limited

From : **Swire Pacific Limited** No. of pages: one
(Name of Company/Representative Company)

Margaret Yu — 2840 8868 — 6th March 2003
(Responsible Official) — (Contact Telephone Number) — Date

Name of listed company : Swire Pacific Limited

Year end date : 31 / 12 / 2002

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period? ☐Yes ☑No

To be published in the newspapers (if applicable)
☑ Summarised results announcement
☐ Full results announcement

Auditors' Report ☐ Qualified ☐ Modified ☑ Unqualified ☐ Neither

Review of interim report (if applicable) by
☐ Audit committee
☐ Auditors
☐ Neither of the above

		(Audited/~~Unaudited~~*) Current Period from 1 / 1 / 2002 to 31 / 12 / 2002 (HK$ million)		(Audited/~~Unaudited~~*) Last Corresponding Period from 1/1/2001 to 31 / 12 / 2001 (HK$ million)	
Turnover (Note 1) #	:	15,215		15,198	
Profit/(Loss) from Operations #	:	4,345		4,391	
Finance cost	:	(547)		(493)	
Share of Profit / (Loss) of Associates	:	2,750		1,029	
Share of Profit / (Loss) of Jointly Controlled Entities	:	(36)		153	
Profit / (Loss) after Taxation & MI	:	5,404		4,118	
% Change over Last Period	:	+31.2 %			
EPS / (LPS) - Basic	:	349.2¢/A 69.8¢/B		265.3¢/A 53.1¢/B	
- Diluted	:	N/A		N/A	
Extraordinary ("ETD") Gain / (Loss)	:	Nil		Nil	
Profit / (Loss) after ETD Items	:	5,404		4,118	
~~Interim~~ / Final* Dividend per Share	:	90¢/A 18.0¢/B		76¢/A 15.2¢/B	
(specify if with other options)	:	Nil		Nil	
B / C Dates for ~~Interim~~ / Final* Dividend	:	12 / 5 / 2003	to	15 / 5 / 2003	bdi.
Payable Date	:	2 / 6 / 2003			
B / C Dates for (Annual) General Meeting	:	12 / 5 / 2003	to	15 / 5 / 2003	bdi.
Other Distribution for Current Period	:	Nil			
B / C Date for Other Distribution	:	N/A	to		bdi.

* Please delete as appropriate.
\# Both Turnover and Profit from Operations relate to continuing operations.

For and on behalf of
SWIRE PACIFIC LIMITED

Signature :
Name : Margaret Yu
Title : Secretary

Swire Group

MEDIA INFORMATION

PRESS RELEASE

Swire Pacific Limited
2002 Final Results

	Note	Year ended 31st December 2002 HK$M	2001 HK$M
Turnover		15,215	15,198
Cost of sales		(7,727)	(7,990)
Gross profit		7,488	7,208
Other revenue		133	47
Distribution costs		(1,814)	(1,524)
Administrative expenses		(1,032)	(1,174)
Other operating expenses		(430)	(166)
Operating profit		4,345	4,391
Finance charges		(632)	(593)
Finance income		85	100
Net finance charges		(547)	(493)
Share of profits less losses of jointly controlled companies	1	(36)	153
Share of profits less losses of associated companies		2,750	1,029
Profit before taxation		6,512	5,080
Taxation	2	723	602
Profit after taxation		5,789	4,478
Minority interests		385	360
Profit attributable to shareholders		5,404	4,118
Dividends			
Interim - paid		618	559
Final - proposed		1,380	1,179
		1,998	1,738
		HK¢	HK¢
Earnings per share	3		
'A' shares		349.2	265.3
'B' shares		69.8	53.1
Dividend per share		HK¢	HK¢
'A' shares		130.0	112.0
'B' shares		26.0	22.4
Shareholders' funds per share		HK$	HK$
'A' shares		45.18	47.00
'B' shares		9.04	9.40

Notes:

1. Share of profits less losses of jointly controlled companies

The share of profits less losses of jointly controlled companies includes an attributable loss of HK$398 million (2001: HK$312 million) arising from the provision for diminution in value of property development sites. The share of the deficit on the revaluation of investment properties is dealt with in the group property valuation reserve.

2. Taxation

	2002 HK$M	2001 HK$M
The taxation charge comprises:		
Hong Kong profits tax	275	220
Overseas tax	113	91
Tax on profits of jointly controlled companies	67	105
Tax on profits of associated companies	268	186
	723	602

Hong Kong profits tax is calculated at 16.0% (2001 : 16.0%) on the estimated assessable profits for the year. Overseas tax is calculated at tax rates applicable in countries in which the group is assessable for tax.

3. Earnings per share

Earnings per share are calculated by dividing the profit attributable to shareholders of HK$5,404 million (2001: HK$4,118 million) by the weighted average number of 938,809,367 'A' shares and 3,043,155,572 'B' shares in issue during the year (2001: 940,111,885 'A' shares and 3,059,301,271 'B' shares).

Segment Information

(a) Primary reporting format - business segments by division:

Year ended 31st December 2002	The Company and its subsidiaries Turnover HK$M	Operating profit HK$M	Net finance charge HK$M	Jointly controlled companies Share of profits less losses HK$M	Associated companies Share of profits less losses HK$M	Group Profit before taxation HK$M	Profit attributable to Swire Pacific shareholders HK$M
Property							
Property investment	4,693	3,338	(330)	22		3,030	2,454
Property trading	565	125		54		179	127
Sales of investment properties	555	409				409	407
Hotels and restaurants				(36)	72	36	23
Provision for development properties				(398)		(398)	(398)
	5,813	**3,872**	**(330)**	**(358)**	**72**	**3,256**	**2,613**
Aviation							
Airline services and airline catering					1,912	1,912	1,763
Aircraft engineering					242	242	209
Cargo handling					229	229	143
Others						-	
	-	**-**	**-**	**-**	**2,383**	**2,383**	**2,115**
Beverages	**4,956**	**333**	**(41)**	**140**	**-**	**432**	**313**
Marine Services							
Ship repair, land engineering and harbour towage				24		24	20
Container handling				35	295	330	282
Shipowning and operating	993	352	(12)	25	-	365	355
	993	**352**	**(12)**	**84**	**295**	**719**	**657**
Trading & Industrial							
Car distribution	2,500	(131)	(7)			(138)	(174)
Shoe and apparel distribution	674	43	(1)	(25)		17	7
Waste services				89		89	77
Beverages can supply				14		14	13
Paint supply				19		19	18
Other activities	309	66		1		67	65
	3,483	**(22)**	**(8)**	**98**	**-**	**68**	**6**
Head Office	**127**	**(190)**	**(156)**	**-**	**-**	**(346)**	**(300)**
Inter-segment elimination	(157)						
Total	15,215	4,345	(547)	(36)	2,750	6,512	5,404

(a) Primary reporting format - business segments by division (continued):

	The Company and its subsidiaries			Jointly controlled companies	Associated companies	Group	
	Turnover	Operating profit	Net finance charge	Share of profits less losses	Share of profits less losses	Profit before taxation	Profit attributable to Swire Pacific shareholders
Year ended 31st December 2001	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
Property							
Property investment	4,828	3,471	(352)	19		3,138	2,630
Property trading	1,092	128		210		338	287
Sales of investment properties	261	205				205	205
Hotels and restaurants				(57)	50	(7)	(17)
Provision for development properties				(312)		(312)	(312)
	6,181	3,804	(352)	(140)	50	3,362	2,793
Aviation							
Airline services and airline catering					373	373	282
Aircraft engineering					155	155	139
Cargo handling					156	156	96
Others			6			6	3
	-	-	6	-	684	690	520
Beverages	4,661	304	(58)	85	-	331	252
Marine Services							
Ship repair, land engineering and harbour towage				36		36	33
Container handling				25	295	320	272
Shipowning and operating	893	336	(28)	9		317	312
	893	336	(28)	70	295	673	617
Trading & Industrial							
Car distribution	2,603	96	(14)			82	19
Shoe and apparel distribution	590	45	(1)	9		53	37
Waste services				121		121	97
Beverages can supply				(27)		(27)	(27)
Paint supply				13		13	12
Other activities	301	(29)		22		(7)	(8)
	3,494	112	(15)	138	-	235	130
Head Office	96	(165)	(46)	-	-	(211)	(194)
Inter-segment elimination	(127)						
Total	15,198	4,391	(493)	153	1,029	5,080	4,118

An analysis of capital expenditure and depreciation/amortisation of the group is as follows:

	Capital expenditure		Depreciation and amortisation	
	2002	2001	2002	2001
	HK$M	HK$M	HK$M	HK$M
Property	941	1,042	83	104
Beverages	205	199	305	310
Marine Services	1,091	351	119	115
Trading & Industrial	60	39	54	57
Head Office	14	13	36	49
	2,311	1,644	597	635

(b) Secondary reporting format - geographical segments:

The activities of the Swire Pacific group are mainly based in Hong Kong. Shipowning and operating activities are carried out internationally and cannot be attributed to specific geographical areas.

An analysis of turnover, operating profit and capital expenditure of the group by principal markets is outlined below:

	Turnover		Operating profit	
	2002	2001	2002	2001
	HK$M	HK$M	HK$M	HK$M
Hong Kong	7,700	7,746	3,615	3,603
Asia (excluding Hong Kong)	3,324	3,256	77	178
North America	3,200	3,303	301	274
Shipowning and operating	991	893	352	336
	15,215	15,198	4,345	4,391

	Capital Expenditure	
	2002	2001
	HK$M	HK$M
Hong Kong	991	1,092
Asia (excluding Hong Kong)	88	56
North America	141	145
Shipowning and operating	1,091	351
	2,311	1,644

Dividends

The Directors recommend the payment of final dividends for 2002 of HK¢90.0 per 'A' share and HK¢18.0 per 'B' share which, together with the interim dividends paid on 2nd October 2002 of HK¢40.0 per 'A' share and HK¢8.0 per 'B' share, make total dividends for the year of HK¢130.0 per 'A' share and HK¢26.0 per 'B' share: an increase of 16.1% over those for 2001. This represents a total distribution for the year of HK$1,998 million. Subject to the approval of the 2002 final dividends by the shareholders at the annual general meeting on 15th May 2003, it is expected that those dividends will be paid on 2nd June 2003 to shareholders registered on 15th May 2003. The share registers will be closed from 12th May 2003 to 15th May 2003, both dates inclusive.

Share capital

During the year, the Company has repurchased on The Stock Exchange of Hong Kong Limited a total of 7,804,000 ‘A’ shares and 55,815,000 ‘B’ shares of the Company, at an aggregate consideration of HK$540 million. All the shares repurchased were cancelled.

Corporate governance

The Company has complied throughout the year with the Code of Best Practice as set out in the Listing Rules.

Staff

The group employed more than 55,700 staff at the end of 2002.

Movements on reserves

Reserves	Revenue reserve HK$M	Property valuation reserve HK$M	Share premium account HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Total HK$M
Group							
At 31st December 2001							
- as originally stated	41,583	28,752	342	21	134	1,186	72,018
- change in accounting policy for retirement benefits	(124)	-	-	-	-	-	(124)
- as restated	41,459	28,752	342	21	134	1,186	71,894
Profit for the year	5,404	-	-	-	-	-	5,404
Repurchase of Company's shares							
- premium paid on repurchase	(529)	-	-	-	-	-	(529)
- transfer between reserves	(11)	-	-	11	-	-	-
2001 Final dividend	(1,179)	-	-	-	-	-	(1,179)
2002 Interim dividend	(618)	-	-	-	-	-	(618)
Goodwill reinstated							
- on disposal of associated companies	22	-	-	-	-	-	22
- upon impairment	93	-	-	-	-	-	93
Decrease in property valuation arising during the year	-	(5,367)	-	-	-	-	(5,367)
Share of deficit on revaluation of investment properties held by jointly controlled companies	-	(41)	-	-	-	-	(41)
Revaluation surplus on investment properties transferred to operating profit on disposal	-	(452)	-	-	-	-	(452)
Exchange differences on cash flow hedges							
- recognised during the year	-	-	-	-	-	(600)	(600)
- transferred to the profit and loss account	-	-	-	-	-	(333)	(333)
Revaluation surplus on investment securities recognised during the year	-	-	-	-	49	-	49
Exchange differences	3	-	-	-	-	-	3
At 31st December 2002	44,644	22,892	342	32	183	253	68,346

The 2002 valuation at open market value of the group's investment properties, both completed and under development, was HK$61,074 million. This valuation resulted in a net decrease of HK$5,408 million in the group's property valuation reserve.

Capital Resources & Financing Activities

Swire Pacific's total shareholders' funds have decreased to HK$69,266 million at the end of 2002 compared with HK$72,949 million at the end of 2001, mainly due to the downward revaluation of the group's investment property portfolio and the repurchases of shares, partially offset by earnings retained in the year.

At 31st December 2002 the Swire Pacific group held cash balances of HK$472 million.

The major debt repayment for the year was HK$1,500 million of floating rate notes in June 2002. Other repayments include funds drawn from a HK$5,000 million syndicated loan and revolving credit loans. Repayments were funded by cash from operations and asset realisations.

Currency Profile

An analysis of debt by currency at 31st December 2002, including US$600 million (HK$4,642 million) of Perpetual Capital Securities, is shown below:

Currency	Total HK$M	%
Hong Kong Dollar	8,124	57
United States Dollar	5,571	39
New Taiwan Dollar	492	3
Others	1	1
	14,188	100

Sources of Finance

At 31st December 2002, committed loan facilities and debt securities amounted to HK$18,766 million, of which HK$5,277 million (28%) remained undrawn. Together with undrawn uncommitted facilities of HK$2,069 million, a total of HK$7,346 million was available. Sources of funds at the end of 2002 comprised:

	Available HK$M	Drawn HK$M	Undrawn HK$M
Committed facilities			
Perpetual Capital Securities	4,642	4,642	-
Bonds	2,321	2,321	-
Private Placement	852	852	-
Fixed/Floating Rate Notes	3,400	3,400	-
Bank and other loans	7,551	2,274	5,277
	18,766	13,489	5,277
Uncommitted facilities			
Money market & others	3,336	1,267	2,069

Maturity Profile and Refinancing

The group's weighted average term and cost of debt is:

	2002	2001
Weighted average term of debt	4.4 years	4.9 years
Weighted average term of debt (excluding perpetuals)	1.8 years	2.5 years
Weighted average cost of debt	5.6%	6.5%
Weighted average cost of debt (excluding perpetuals)	4.1%	5.5%

The maturity profile of the group's gross borrowings at the end of each of the last five years is set out below:

Maturity profile

	Within 1 year	1-2 years	2-5 years	Over 5 years	Total
2002	32.46%	19.12%	16.96%	31.46%	100.00%
2001	16.97%	18.54%	37.37%	27.12%	100.00%
2000	12.41%	32.67%	27.16%	27.76%	100.00%
1999	21.96%	3.52%	46.32%	28.20%	100.00%
1998	29.14%	14.04%	16.93%	39.89%	100.00%

Note that included in the group's debt is HK$4,642 million of Perpetual Capital Securities half of which the group can call at any time after 30th October 2006. The other half can be called at any time after 13th May 2017. As the call is at the option of the group, this debt is reported as having a life of the longer of the first call date and 10 years.

The group manages refinancing risks by spreading the maturity of its facilities over a number of years so that refinancing needs are not excessive in any one year. The repayment schedule of the group's committed debt facilities is detailed below:

Debt Maturity

	2003	2004	2005	2006	beyond 2006
	HK$M	HK$M	HK$M	HK$M	HK$M
Capital market debts	3,252	2,821	-	500	4,642
Bank loans	997	1,866	2,799	1,867	22
	4,249	4,687	2,799	2,367	4,664

Interest Cover and Gearing

At 31st December 2002, 53% of the group's gross borrowings were on a fixed rate basis and 47% were on a floating rate basis.

The following tables illustrate interest cover and gearing ratios for each of the last five years. Interest cover for the year ended 31st December 2002 was 7.94 times while cash interest cover, calculated by reference to total interest charges including capitalised interest was 5.03 times. The gearing ratio was 19% at the end of 2002.

Interest cover

	1998 HK$M	1999 HK$M	2000 HK$M	2001 HK$M	2002 HK$M
Operating profit	2,620	3,776	3,849	4,391	4,345
Net finance charges	314	485	432	493	547
Net finance charges and capitalised interest	1,335	1,326	1,341	1,095	864
Interest cover	8.34	7.79	8.91	8.91	7.94
Cash interest cover	1.96	2.85	2.87	4.01	5.03

Gearing ratio

	1998 HK$M	1999 HK$M	2000 HK$M	2001 HK$M	2002 HK$M
Shareholders' funds including minority interests	67,301	74,158	82,626	77,600	74,213
Net borrowings	18,012	16,882	16,815	16,756	14,188
Gearing ratio	0.27	0.23	0.20	0.22	0.19

Chairman's Statement

The attributable profit for 2002 of HK$5,404 million was 31% higher than in 2001, despite write-downs on residential property developments of HK$398 million and net restructuring costs of HK$209 million, principally in the Trading and Industrial Division. This reflects a marked increase in contribution from our aviation interests where there has been a welcome recovery in both passenger and cargo demand. Whilst pressure on Hong Kong office rents has increased, overall property income was well supported by a very resilient retail portfolio and by profits from the sale of units at The Albany. The Beverages and Marine Services Divisions delivered good growth and again made significant contributions to the overall result.

Dividends

Interim dividends of HK¢40.0 per 'A' share and HK¢8.0 per 'B' share were declared on 8th August 2002. Directors have recommended final dividends for 2002 of HK¢90.0 per 'A' share and HK¢18.0 per 'B' share. The total distribution per share paid and proposed for 2002 shows a 16% increase over 2001. Subject to approval by shareholders, dividend payments will be made on 2nd June 2003. During the year the company repurchased 7,804,000 'A' shares and 55,815,000 'B' shares for HK$540 million at a weighted average cost of HK$28.51 per effective A share.

Scope of Activities

Pressure on office rents has continued unabated, resulting in a marked decline in rental levels. Occupancy levels also declined to 89% at year end. Nevertheless, our retail portfolio continues to significantly outperform the Hong Kong market and remains 100% let. We have continued to invest in the sector with the ongoing construction of Cambridge House and Three Pacific Place, as well as the signing in April of a joint venture to construct a 4 million square foot mixed use commercial complex in Guangzhou China, to be called Taikoo Hui. Cash flow from the sale of residential trading properties was again strong and was supplemented by good profits from the sale of 25 Albany apartments. In 2003, we will continue to focus on further sales of the existing inventory of residential apartments. Further investments in the residential property market will be restricted to projects, such as The Orchards in Hong Kong and Jade Residences in Miami, where the group's ability to add value is recognised by the market and where land costs are judged to fairly reflect the risks of such investments.

Cathay Pacific had an excellent year, contributing attributable earnings of HK$1,677 million. Passenger demand fell sharply in the fourth quarter of 2001, but leisure traffic rebounded surprisingly quickly in 2002 stimulated by various successful sales and marketing initiatives. As a result, high load factors in the first half of 2002 were sustained during the second half even as additional aircraft were put into service. The cargo business performed particularly well throughout the year on the back of strong export growth, and set a new record for tonnage carried. In addition to returning parked aircraft to service, the company also took delivery of two new ultra long-haul A340-600s and placed orders for six more passenger aircraft to expand the regional fleet in 2003/2004. Cathay Pacific's successful partnership with DHL was significantly deepened with the signing of a joint venture agreement to utilise Air Hong Kong as a vehicle to develop a regional express cargo network; orders were placed for six A300-600F freighter aircraft for delivery in 2004/2005.

Other aviation interests, in particular HAECO and Hactl, also performed well and generated attributable profits of HK$353 million for the group.

The Beverages Division had an excellent year, achieving volume growth of 11%, helped by the successful launch of new products. Coupled with the effect of lower material costs and productivity gains, attributable profits grew 24% to HK$313 million. During the year, the division increased its stake in the Xian bottler to 78.3%.

The Marine Services Division had a satisfactory year with profits rising to HK$657 million.

Results from the Trading & Industrial Division were significantly influenced by restructuring costs in Taikoo Motors, partially offset by gains on the disposal of interests in Schneider Swire and the HK Spinners Industrial Building. Automobile operations in Taiwan, the sports apparel business in Hong Kong and the industrial joint ventures – Swire SITA, Crown Can and ICI Swire Paints – all recorded satisfactory results.

Finance

The group's financial position was strengthened during the year with net cash inflow before financing of HK$5,140 million enabling debt and gearing to fall to HK$14,188 million and 19% respectively. Undrawn committed and uncommitted loan facilities stood at HK$5,277 million and HK$2,069 million as at 31.12.2002, an increase on the prior year.

Our A3 long term debt rating from Moody's was reaffirmed during the year, although in May 2002 Standard & Poor's downgraded our rating from A- to BBB+ .

Corporate Governance

A commitment to good corporate governance is central to our management philosophy and group culture. During the year we appointed two additional independent non-executive directors, formally adopted a Corporate Code of Conduct and continued to expand disclosures in our financial statements.

Social & Environmental Responsibility

The group is committed to acting in a socially responsible manner so as to recognise the interests of the community as a whole. During the year the group was included in the Dow Jones Sustainability Index, and made further progress in implementing a project to track key environmental health and safety performance measures across the group.

Prospects

Rental levels, particularly in the office sector, will continue to suffer from a combination of weak demand and additional new supply in the short term, although we remain confident in the underlying quality and resilience of our retail and office property portfolio. Any improvement in prices in the residential sector can be expected only with the return of consumer confidence.

Notwithstanding the good recovery enjoyed by Cathay Pacific in 2002, prospects for the aviation sector in general are uncertain. Cathay Pacific enjoys considerable financial strength, an excellent route network, a highly dedicated and professional workforce and an outstanding reputation for service excellence. We are confident, therefore, that, despite a planned 14% increase in capacity in 2003 and subject to any major impact stemming from current problems in the Middle East, Cathay Pacific will be able to meet the challenges posed by high fuel prices and the prospect of continued weakness in world economies.

Swire Beverages will continue to leverage its considerable production and distribution capacity with the introduction of new products and packages, supported by tailored marketing and advertising initiatives. Another year of good growth is expected.

Swire Pacific Offshore is currently suffering from a downturn in exploration activity, but demand for production support work has been relatively robust resulting in the successful placement of newly built vessels into term charters. There will be considerable capacity growth at both Modern Terminals and Shekou Container Terminals during the year. Whilst this will inevitably have an impact on asset utilisation and rates in the short term, we remain confident in the prospects for continued growth from these port activities in South China.

The Trading and Industrial Division, following the restructuring carried out over the past three years, is expected to produce a markedly improved result in the year ahead.

In the context of an extremely volatile political situation in Iraq, and elsewhere, of a local economy that is still struggling to recover and of global economic uncertainty it is difficult to predict the future with any normal degree of confidence. Nevertheless I am very satisfied with the strong performance of our businesses in 2002 and believe that the underlying operating trends of the group are positive and encouraging for the future.

On behalf of the shareholders I should like to thank our staff who have, once again, demonstrated their ability to achieve good results in the face of the most challenging conditions.

James Hughes-Hallett
Chairman
Hong Kong, 6th March 2003

The 2002 annual report containing all the information required by the Listing Rules of The Stock Exchange of Hong Kong Limited will be published on the Exchange's website on or before 20th March 2003 and printed copies will be sent to shareholders on 11th April 2003.

For further information, please contact:

Mr. Andrew Herdman	(852) 2840 8092
Mrs. Maisie Shun Wah	(852) 2840 8097

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